謝 偉 俊 律 師 行

Paul W. Tse

Solicitors, Agents For Trade Marks & Patents

28th 周年紀念 Anniversary

PARTNERS:

謝偉俊律師 *△
PAUL W. TSE COSJ, JP
B.Com., LL.B (N.S.W.)
MCIArb, LL.M, PCLL

黃汝仲律師 *
WONG YUE CHUNG
LL.B. (Hons)

江迪智律師 ~
KONG MOSES DICK CHI
BA(Hons), LL.B.(Hons), LL.M.

郭彥騰律師
KWOK YIN TANG MARCO ADA
LL.B, LL.M, PCLL

CONSULTANT:

湯薇律師 *△
TONG MEI
B.Soc.Sc. (Hons)

SENIOR ASSOCIATE:

張瑞馨律師 △
CHANG SHUI WAN
LL.B. (Hons)

ASSOCIATES:

陳延鏗律師
CHAN YIN HANG
BA, LL.B. (Hons), PCLL

關加晴律師
KWAN KAR CHING
BBA (Hons), LL.B. (Hons), PCLL

高家恩律師
KAO KAR YAN PEARL
LL.B. (Hons)

* 婚姻監禮人
Civil Celebrant of Marriages

△ 安老按揭輔導法律顧問
Reverse Mortgage Counsellor

~ 一般認可調解員
Accredited General Mediator

Opinion of Counsel

Re: Nonresident Funding Portal – Ksdaq Inc.
To:
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have been asked to provide this opinion in connection with the application of Ksdaq Inc. (the "Applicant"), a corporation incorporated under the laws of the State of Delaware with its principal place of business in California and Hong Kong, seeking registration with the Securities and Exchange Commission ("SEC") as a funding portal pursuant to Regulation Crowdfunding (17 C.F.R. § 227.400).

Although the Applicant is organized under U.S. law and maintains its primary domestic operations in California, one or more of its senior officers are resident in Hong Kong and conduct business activities there. Given that Rule 400(f)(1) defines a "nonresident funding portal" to include a funding portal that either is incorporated under foreign law or has its principal place of business in any place outside the United States or its territories, the Applicant may reasonably be regarded as a nonresident funding portal. This classification is appropriate in light of the fact that a material portion of its management and operational oversight functions occur in Hong Kong, such that the SEC–SFC information-sharing arrangements are applicable to the Applicant.

Pursuant to Rule 400(f)(3)(i)(B), this opinion addresses whether, as a matter of law, an information-sharing arrangement applicable to a funding portal exists between the SEC and the Securities and Futures Commission of Hong Kong ("SFC"), in circumstances where the Applicant may conduct cross-border operations through its Hong Kong affiliate.

I. Direct Bilateral Memorandum of Understanding with the SEC

On 5 October 1995, the SEC and the SFC executed the Memorandum of Understanding Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws (the "1995 MOU").

The 1995 MOU remains operative. It expressly provides mechanisms for:
SEC access to information contained in the files of the SFC;
taking testimony and statements of persons within the jurisdiction of the SFC; and
obtaining other forms of investigatory and enforcement assistance.

The continued validity of the 1995 MOU has been recognized in subsequent instruments and statements, including SEC filings and public releases.

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II. Multilateral Framework via IOSCO

Both the SEC and the SFC are signatories to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (IOSCO MMoU).

The IOSCO MMoU provides an additional, enforceable basis for:

cross-border regulatory cooperation;

investigatory assistance; and

exchange of supervisory and enforcement information among securities regulators.

III. Continued Recognition of the 1995 MOU

The 2017 SEC–SFC Supervisory MOU explicitly states that it "complements, but does not alter" existing arrangements and specifically refers to the 1995 MOU by name.

The SEC's 2017 press release described the arrangement as "expanding upon" cooperation instruments dating back to 1995, confirming the recognition and ongoing force of the 1995 MOU.

An SEC-filed opinion of counsel in 2016 similarly stated that "the 1995 MOU is still operative."

The SFC's current cooperation page (updated May 15, 2025) lists the 2017 MOU as active and contains no notice of termination of the 1995 MOU. Absent such notice, the default legal position is that the 1995 MOU remains in full force alongside the 2017 MOU.

IV. Relevance to SEC Rule 400(f)

Rule 400(f) conditions the registration of a nonresident funding portal on the existence of an information-sharing arrangement between the SEC and the competent regulator in the portal's home jurisdiction.

While the Applicant itself (Ksdaq Inc.) is incorporated in Delaware and maintains its principal operations in California, its anticipated reliance on a Hong Kong affiliate makes the information-sharing arrangements between the SEC and SFC directly relevant.

The 1995 MOU, supplemented by the IOSCO MMoU and confirmed by the 2017 Supervisory MOU, constitutes precisely such an arrangement. It is a formal, enforceable, and operative agreement providing for regulatory consultation, cooperation, and information exchange between the SEC and the SFC.

V. Conclusion

On the basis of the foregoing, and subject to customary qualifications under Delaware, California, and Hong Kong law, it is our opinion that:

The Applicant, Ksdaq Inc., as a U.S.-incorporated funding portal, is able to comply with the requirements of Rule 400(f)(3)(i)(A) and (B).

To the extent operations are conducted through a Hong Kong affiliate, an applicable information-sharing arrangement exists between the SEC and the SFC, pursuant to the 1995 MOU, the IOSCO MMoU, and the 2017 Supervisory MOU, each of which remains operative.

Accordingly, Hong Kong continues to meet the SEC's condition for recognition of a nonresident funding portal, and the Applicant can meet all requirements of Regulation Crowdfunding.

Respectfully submitted,

Kwan Kar Ching
Solicitor of HKSAR
Paul W. Tse Solicitors
Room 1701, Causeway Bay Plaza 1, 489 Hennessy Road, Causeway Bay, Hong Kong
12/9/2025